

Mail Stop 7010

February 16, 2007

Ben Harper
Senior Vice President – Finance and Secretary/ Treasurer
Friedman Industries, Inc.
4001 Homestead Road
Houston, Texas 77028

   Re: **Friedman Industries, Inc.**
     Form 10-K for Fiscal Year Ended March 31, 2006
     File No. 1-7521

Dear Mr. Harper:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

            Sincerely,

            John Cash
            Accounting Branch Chief